

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 30, 2009

Via U.S. mail and facsimile
Brett Reynolds
Chief Financial Officer
Synovis Life Technologies
2575 University Avenue West
St. Paul, Minnesota 55114-1024

> **RE: Synovis Life Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 7, 2009**
> **File No. 000-13907**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Item 11. Executive Compensation

Short-Term Incentive Compensation, page 12

1.   We note your response to prior comment 6. Please tell us about the "key strategic corporate goals" that factor into payouts made under your annual cash incentive plan and provide an enhanced explanation as to why you do not believe disclosure of these performance objectives are material to an understanding of the compensation you awarded in 2008.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3397 if you have any questions regarding this comment.

Sincerely,

Jay Ingram
Branch Chief

cc (via facsimile):   Bill McDonalds, Esq. – Oppenheimer Wolff and Donnelly LLP